Exhibit 99.1

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024

(In U.S. dollars except for number of shares)

	LOBO EV TECHNOLOGIES	Guangzhou LOBO	Wuxi Jinbang
	LTD And Subsidiaries	Less: Disposition	Less: Disposition	Note	Pro Forma Adjustments	Pro Forma Consolidated
		(a)	(b)
Assets
Current assets:
Cash and cash equivalents	$1,115,181	$(3,058)	$(434)		$-	$1,111,689
Accounts receivable, net	2,339,830	-	(32,695)	(c)	16,513	2,323,648
Inventories, net	8,886,337	-	(1,441,774)		-	7,444,563
Amounts due from related parties	-	-	(824,863)	(c)	824,863	-
Short-term investments	184,231	(184,231)	-		-	-
Prepaid expenses and other current assets	7,828,258	(1,610)	(2,083,947)	(c)(d)	2,765,018	8,507,719
Total current assets	20,353,837	(188,899)	(4,383,713)		3,606,394	19,387,619
Property and equipment, net	986,122	(114,843)	(76,027)		-	795,252
Intangible assets, net	1,996,823	(1,223,482)	-		-	773,341
Construction-in-progress	-	-	-		-	-
Operating lease right-of-use assets, net	1,122,664	(9,477)	(160,783)		-	952,404
Other non-current assets	-	-	-		-	-
Total Assets	24,459,446	(1,536,701)	(4,620,523)		3,606,394	21,908,616

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,281,014	$-	$(43,162)	(c)	$50,843	$1,288,695
Advances from customers	2,613,072	-	(90,393)		-	2,522,679
Other current payables	393,297	(52,973)	(108,075)	(c)	1,438,435	1,670,684
VAT payable	6,450,933	(171,609)	(2,124,124)		-	4,155,200
Taxes payable	2,669,546	(389,685)	(557,782)		-	1,722,079
Amounts due to related parties	1,486,145	(196,680)	-	(c)	824,863	2,114,328
Short-term Loan	-	-	-		-	-
Operating lease liabilities, current	701,446	(4,126)	(68,314)		-	629,006
Total current liabilities	15,595,453	(815,073)	(2,991,850)		2,314,141	14,102,671
Long-term Loan	137,605	-	(137,605)		-	-
Operating lease liabilities, non-current	633,389	(7,002)	(105,732)		-	520,655
Other payables	-	-	-		-	-
Total liabilities	16,366,447	(822,075)	(3,235,187)		2,314,141	14,623,326

Commitments and contingencies	-	-	-		-	-

Equity:
Common stock (par value of $0.001 per share, 50,000,000 shares authorized, 7,780,000 and 6,400,000 issued and outstanding, as of June 30, 2024 and December 31, 2023, respectively)	7,780	-	-		-	7,780
Additional paid-in capital	5,708,280	-	(299,680)	(d)	299,680	5,708,280
Retained earnings	2,102,211	(703,503)	(840,826)	(d)	992,573	1,550,455
Accumulated other comprehensive income	(529,893)	122,020	47,610		-	(360,263)
Statutory reserve	606,881	(133,143)	(94,700)		-	379,038
Total LOBO EV Technologies LTD’s shareholders’ equity	7,895,259	(714,626)	(1,187,596)		1,292,253	7,285,290
Non-controlling interest	197,740	-	(197,740)		-	-
Total Equity	8,092,999	(714,626)	(1,385,336)		1,292,253	7,285,290

Total Liabilities and Equity	$24,459,446	$(1,536,701)	$(4,620,523)		$3,606,394	$21,908,616

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(In U.S. dollars except for number of shares)

	LOBO EV TECHNOLOGIES	Guangzhou LOBO	Wuxi Jinbang
	LTD And Subsidiaries	Less: Disposition	Less: Disposition	Note	Pro Forma Adjustments		Pro Forma Consolidated
		(e)	(f)
Revenues	$12,132,668	$(56,334)	$(677,411)	(c)		$343,819	$11,742,742
Cost of revenues	10,768,717	(394,435)	(656,649)	(c)		343,819	10,061,452
Gross Profit	1,363,951	$338,101	(20,762)			-	1,681,290

Operating expenses
Selling and marketing expenses	329,471	(3,890)	(19,335)			-	306,246
General and administrative expenses	878,547	(24,863)	(69,716)			-	783,968
Research and development expenses	245,642	(109,844)	-			-	135,798
Total operating expenses	1,453,660	(138,597)	(89,051)			-	1,226,012

Operating (loss)/income	(89,709)	476,698	68,289			-	455,278

Other expenses (income)
Investment (income)	(15,814)	-	-	(d)		(992,573)	(1,008,387)
Interest expense (income)	(19,964)	10	(5,167)			-	(25,121)
Other (income)	(29,723)	-	1,928			-	(27,795)
Total other (income), net	(65,501)	10	(3,239)			(992,573)	(1,061,303)

(Loss)/Income before income tax expense	(24,208)	476,688	71,528			992,573	1,516,581
Income tax expense	289,039	-	-			-	289,039
Net (loss)/Income	(313,247)	476,688	71,528			992,573	1,227,542

Net (loss)/Income	(313,247)	476,688	71,528			992,573	1,227,542
Less: Net (loss)/income attributable to non-controlling interest	(10,729)	-	10,729			-	-
Net (loss)/income attributable to LOBO EV Technologies LTD	(302,518)	476,688	60,799			992,573	1,227,542

Net (loss)/Income	(313,247)	476,688	71,528			992,573	1,227,542
Foreign currency translation adjustments	(168,701)	24,567	26,913			-	(117,221)
Total comprehensive (loss) income	(481,948)	501,255	98,441			992,573	1,110,321
Less: Comprehensive net (loss) attributable to noncontrolling interests	(27,327)		27,327				-
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(454,621)	$501,255	$71,114			$992,573	$1,110,321

Net (loss)/income per share, basic and diluted	$(0.04)	$	$		$		$0.17
Weighted average shares outstanding, basic and diluted	7,173,407						7,173,407

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023

(In U.S. dollars except for number of shares)

	LOBO EV TECHNOLOGIES	Guangzhou LOBO	Wuxi Jinbang
	LTD And Subsidiaries	Less: Disposition	Less: Disposition	Note	Pro Forma Adjustments	Pro Forma Consolidated
		(a)	(b)
Assets
Current assets:
Cash and cash equivalents	$470,335	$(248,649)	$(159,667)		$-	$62,019
Accounts receivable, net	2,532,551	(1,566)	(5,311)	(c)	16,902	2,542,576
Inventories, net	5,737,781	(23,976)	(600,104)		-	5,113,701
Amounts due from related parties	-	-	(850,034)	(c)	850,034	-
Short-term investments	56,768	-	-		-	56,768
Prepaid expenses and other current assets	7,307,478	(37)	(2,788,963)	(c)(d)	2,564,809	7,083,287
Total current assets	16,104,913	(274,228)	(4,404,079)		3,431,745	14,858,351
Property and equipment, net	1,080,747	(173,068)	(83,576)		-	824,103
Intangible assets, net	1,916,362	(1,617,482)	-		-	298,880
Construction-in-progress	-	-	-		-	-
Operating lease right-of-use assets, net	569,462	(11,487)	(187,734)		-	370,241
Other non-current assets	-	-	-		-	-
Total Assets	19,671,484	(2,076,265)	(4,675,389)		3,431,745	16,351,575

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$929,816	$(7,338)	$(2,076)	(c)	$144,299	$1,064,701
Advances from customers	1,555,424	(56,134)	(70,923)		-	1,428,367
Other current payables	370,913	(47,178)	(109,493)	(c)	1,145,159	1,359,401
VAT payable	6,078,846	(172,444)	(2,122,818)		-	3,783,584
Taxes payable	2,372,646	(398,626)	(564,038)		-	1,409,982
Amounts due to related parties	1,671,371	(153,976)	-	(c)	850,034	2,367,429
Short-term Loan	-	-	-		-	-
Operating lease liabilities, current	362,720	(4,003)	(68,840)		-	289,877
Total current liabilities	13,341,736	(839,699)	(2,938,188)		2,139,492	11,703,341
Long-term Loan	140,847	-	(140,847)		-	-
Operating lease liabilities, non-current	298,961	(9,366)	(105,688)		-	183,907
Other payables	11,320	(11,320)	-		-	-
Total liabilities	13,792,864	(860,385)	(3,184,723)		2,139,492	11,887,248

Commitments and contingencies

Equity:
Common stock (par value of $0.001 per share, 50,000,000 shares authorized, 7,780,000 and 6,400,000 issued and outstanding, as of June 30, 2024 and December 31, 2023, respectively)	6,400	-	-		-	6,400
Additional paid-in capital	3,013,333	-	(299,680)	(d)	299,680	3,013,333
Retained earnings	2,490,044	(1,180,190)	(908,514)	(d)	992,573	1,393,913
Accumulated other comprehensive income	(377,790)	97,453	37,295		-	(243,042)
Statutory reserve	521,566	(133,143)	(94,700)		-	293,723
Total LOBO EV Technologies LTD’s shareholders’ equity	5,653,553	(1,215,880)	(1,265,599)		1,292,253	4,464,327
Non-controlling interest	225,067	-	(225,067)		-	-
Total Equity	5,878,620	(1,215,880)	(1,490,666)		1,292,253	4,464,327

Total Liabilities and Equity	$19,671,484	$(2,076,265)	$(4,675,389)		$3,431,745	$16,351,575

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023

(In U.S. dollars except for number of shares)

	LOBO EV TECHNOLOGIES	Guangzhou LOBO	Wuxi Jinbang
	LTD And Subsidiaries	Less: Disposition	Less: Disposition	Note	Pro Forma Adjustments		Pro Forma Consolidated
		(e)	(f)
Revenues	$15,474,918	$(843,332)	$(3,716,174)	(c)		$506,652	$11,422,064
Cost of revenues	13,266,821	(620,949)	(3,305,882)	(c)		506,652	9,846,642
Gross Profit	2,208,097	$(222,383)	(410,292)			-	1,575,422

Operating expenses
Selling and marketing expenses	610,487	(7,398)	(130,579)			-	472,510
General and administrative expenses	516,187	(53,454)	(121,916)			-	340,817
Research and development expenses	262,375	(181,779)	-			-	80,596
Total operating expenses	1,389,049	(242,631)	(252,495)			-	893,923

Operating (loss)/income	819,048	20,248	(157,797)			-	681,499

Other expenses (income)
Investment expense (income)	11,399	1,977	-	(d)		(992,573)	(979,197)
Interest expense (income)	7,508	34	(7,978)			-	(436)
Other (income)	(531,183)	131	6,268			-	(524,784)
Total other (income), net	(512,276)	2,142	(1,710)			(992,573)	(1,504,417)

Income before income tax expense	1,331,324	18,106	(156,087)			992,573	2,185,916
Income tax expense	344,853	-	(43,602)				301,251
Net Income	986,471	18,106	(112,485)			992,573	1,884,665

Net Income	986,471	18,106	(112,485)			992,573	1,884,665
Less: Net income attributable to non-controlling interest	16,873	-	(16,873)			-	-
Net income attributable to LOBO EV Technologies LTD	969,598	18,106	(95,612)			992,573	1,884,665

Net Income	986,471	18,106	(112,485)			992,573	1,884,665
Foreign currency translation adjustments	(187,459)	36,216	32,018			-	(119,224)
Total comprehensive income	799,012	54,322	(80,467)			992,573	1,765,441
Less: Comprehensive net attributable to noncontrolling interests	12,304		(12,304)			-	-
Total comprehensive income attributable to LOBO EV Technologies LTD	$786,709	$54,322	$(68,163)			$992,573	$1,765,441

Net income per share, basic and diluted	$0.15	$	$		$		$0.29
Weighted average shares outstanding, basic and diluted	6,400,000						6,400,000

NOTE 1 –INTRODUCTION

On November, 2024, Jiangsu LOBO Electric Vehicle Co., LTD (“ Jiangsu LOBO “) and Beijing LOBO Intelligent Machine Co., LTD (“ Beijing LOBO ”) (the “Seller”) entered into share transfer agreements (“Disposition”) with Chengliang Yang and Jueqian Wang (the “Purchaser”). Pursuant to the Disposition, the Purchaser agreed to purchase Guangzhou Lobo Intelligent Technology Co., LTD. (“ Guangzhou LOBO ”), a wholly owned subsidiary of Jingsu LOBO, and Wuxi Jinbang Electric Vehicle Manufacturing Co., LTD. (“ Wuxi Jinbang ”), an 85%-owned subsidiary of Beijing LOBO, for cash consideration of RMB18,000 (approximately US $2,529) and RMB9.18 million (approximately US $ 1,289,724) (the “Purchase Price”), respectively. Upon closing of the transaction contemplated by the Disposition, the Seller will no longer have control over Guangzhou LOBO or Wuxi Jinbang. We refer to the foregoing transactions contemplated by the share transfer agreements collectively as the “Transaction”.

Basis of Presentation

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth to in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements presented below are derived from the historical financial statements of the Lobo EV Technology Ltd. (the “Company”), adjusted to give effect to the Transaction. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and the respective history financial information from which it was derived, including:

(1)	The historical financial statements and the accompanying notes of the Company as of and for the six months ended June 30, 2024, included in the Company’s Report on Form 6-K for the six months ended June 30, 2024 filed with the SEC on September 30, 2024.

(2)	The historical financial statements and the accompanying notes of the Company as of and for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024.

The unaudited pro form condensed combined balance sheet as of June 30, 2024 gives effect to the Transaction as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023 gives effect to the Transaction as if occurred on January 1, 2023 and carried forward through the eighteen months ended June 30, 2024.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma condensed consolidated financial statements are not intended to represent and does not purport to be indicative of what the combined financial condition or results of operations of the Company would have been had the Transaction been completed on the applicable dates. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the Company. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed combined financial statements have been made.

NOTE 2 – PRO FORMA RECLASSIFICATION AND ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

The unaudited pro forma consolidated balance sheet as of June 30, 2024 and December 31, 2023 reflects the following transaction accounting adjustments related to the Disposition:

(a) The removal of the assets and liabilities under Guangzhou LOBO from the historical information presented.

(b) The removal of the assets and liabilities under Wuxi Jinbang from the historical information presented.

(c) Represents the recovery of elimination between the Company and Guangzhou LOBO as well as Wuxi Jinbang.

(d) The pro forma net gain on disposal of assets is based on the Company’s historical balance sheet information as of June 30, 2024 and December 31, 2023 and is subject to change based upon, among other things, the actual balance sheet on the closing date of the Disposition and the finalization of the Company’s financial closing procedures and may differ significantly from the actual net gain on disposal of assets that the Company will recognize. The pro forma net gain on disposal of assets presented below is reflected in the unaudited pro forma condensed consolidated balance sheet as if the Disposition was consummated as of June 30, 2024, and in the unaudited pro forma condensed statements of operation as if the Disposition was consummated on January 1, 2023.

(e) The removal of revenues and expenses from the assets sold in connection with the Guangzhou LOBO Disposition from the historical information presented.

(f) The removal of revenues and expenses from the assets sold in connection with the Wuxi Jinbang Disposition from the historical information presented.